UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
GenesisAI Corporation

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 3, 2018

Physical address of issuer
201 SE 2nd Ave., Miami, Florida, 33131

Website of issuer
https://www.genesisai.io/

Current number of employees
1

	Most recent fiscal year-end December 31, 2020	**Prior fiscal year-end December 31, 2019**
Total Assets	245,279	45,194
Cash & Cash Equivalents	178,279	29,694
Accounts Receivable	0	15,500
Short-term Debt	190	0
Long-term Debt	20,832	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	-724,839	-183,454

Financial statements (unaudited) were compiled by GenesisAI with its own efforts and might differ from audited financial statements.

April 30, 2021

FORM C-AR

GenesisAI Corporation



**ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2020**

This Form C-AR (including the cover page and all exhibits attached hereto, which we refer to as the Form C-AR), is being furnished by GenesisAI Corporation, a Delaware corporation, or the Company, for the sole purpose of providing certain information about the Company as required by Regulation Crowdfunding for the fiscal year ended December 31, 2020.

During fiscal year 2020, we conducted two separate offerings of our Common Stock under Regulation Crowdfunding. The first offering took place on the Wefunder funding portal during the period from January 10, 2020 to March 22, 2020, and the second offering took place on the Netcapital funding portal during the period from August 2, 2020 to March 23, 2021. During fiscal year 2020, we raised $985,102 (before offering expenses) from these offerings, and during the period from January 1, 2021 through March 23, 2021 we sold an additional $954,363 (before offering expenses) of our common stock under Regulation Crowdfunding.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.genesisai.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Our corporate name is GenesisAI Corporation. We are a Delaware corporation that was formed on July 3, 2018.

Our principal office is located at 201 SE 2nd Ave., Miami, Florida, 33131.

Our website is located at www.genesisai.io/. The information available on or through our website is not a part of this Form C-AR.

BUSINESS

Overview of the Business

Artificial intelligence is growing rapidly. This revolutionary technology is becoming a part of many aspects of the internet and the global economy, including investing, trading, and social media. Now, large companies are investing tens of billions of dollars into AI. But issues plaguing the AI industry are plentiful. For years, AI tools have been developed and operated in silos, created within a single company, or for a single purpose, without any means of exchanging data with each other, or learning from other developers. This has made it impossible to create synergistic AI applications. Furthermore, developers have had no way to monetize the technology that they have developed. Introducing, GenesisAI. With the GenesisAI protocol, we envision a completely different world. The GenesisAI protocol will allow anybody to upload an AI service to the GenesisAI network. Under this system, AI becomes a globally accessible resource. Anyone can utilize its technological benefits, or become an agent in its development. GenesisAI's existing AI applications help investors and traders find investment opportunities and save time doing investment research. GenesisAI will maximize the functionality and accuracy rate of AI models through cross-provider transfer learning, enabling multiple AI applications to exchange data and trade services. And GenesisAI enables millions of people to use AI models without knowing any computer science.

Description of the Business

We are developing an artificial intelligence, or AI, protocol and platform that enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol, we are building a marketplace for AI products and services – essentially an Amazon.com for AI services. The marketplace will connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. We will provide the web platform that will facilitate the offer and sale of a variety of low-cost advanced AI services. Our platform helps to make machine-learning AI technology more accessible and affordable for companies, governments, and other organizations around the world.

Currently AI development is hindered by two fundamental problems:

- AI development is expensive.

- Independent AI developers can neither easily monetize nor coordinate their capabilities with other AI developers to satisfy end users' machine-learning needs.

Today the AI market is fragmented and dominated by large, oligopolistic tech companies, which may charge inflated prices for their AI services. Number of AI developers is very limited. There is no easy way for independently-developed AIs to exchange data, trade services, learn from each other, or expand their own capabilities. Most companies cannot afford to hire their own team of AI engineers to create in-house AIs, nor do they have enough technical capabilities to use open-source application programming interfaces, or APIs, to purchase and integrate the specific AI services that they need. Moreover it is often difficult to judge the quality of independently-developed AIs because of the lack of credible reputation systems. Companies and others operating on a lean budget face high-risk decisions when choosing which AIs to use.

While some open-source APIs are currently available on GitHub and elsewhere on the Internet such as on Google's TensorFlow, they are hard to use and difficult to integrate even with technical expertise. Companies may need to spend tens of thousands of dollars simply to allow different AI capabilities to coordinate. We are democratizing access to the independent AI developers by wrapping their AI code in an easily accessible AI protocol. The common protocol will help reduce the cost of AI work by increasing the total supply of accessible AI services. The ease of using wrapped AIs empowers even people without technical expertise to reach their goals with the power of sophisticated AI. No or limited engineering work is required in order to use the AI technologies on GenesisAI. Our protocol will enable AI developers to coordinate and end users to find and use the best outsourced AI programs to suit their needs and budgets. Support will be provided for AI code written in Python, C++, Java, PHP, Ruby, Erlang, Perl, Haskell, C#, Cocoa, JavaScript, Smalltalk, OCaml and Delphi and other languages.

By using our services, we expect the public will finally have access to services that are currently out of their reach due to limited resources. When they access the GenesisAI marketplace, they will be able to search for the service they want, and our system is designed to couple them with some existing provider, similar to how Uber matches drivers and riders. The GenesisAI platform will couple them with the service provider, and we anticipate they will rely on our platform to evaluate service quality and choose the most appropriate service from a numerous set of services. On the supply side, independent AI service providers will be able to develop, combine and compete with the large tech companies to capture the AI services market. Our web platform matches unused resources, such as in-house developed AI platforms and open-source Github AI code, with organizations in need of these resources.

The GenesisAI marketplace will also have a built-in reputation system. Services ratings will come from two sources: a review system and expert analyses from GenesisAI's tech team. Members of the marketplace will be able to rate a service. Then, an algorithm will optimize this score based on the following elements:

- **Reviewer reputation:** participants with a demonstrated track record in the service they are reviewing will weigh more than participants with less experience.
- **Number of reviews:** as more popular services receive more reviews, the algorithm will boost their optimized score.
- **Timing:** older reviews will weigh less than newer ones.
- **Incentives:** potential conflicts of interest will be recognized and avoided.

GenesisAI itself will use AI-powered technology to match buyers and sellers. This technology will account for users' past behavior, willingness to pay, and needs. For example, if users recently ordered AI services for speech recognition, they may receive suggestions about similar and complimentary AI services. Moreover, buyers will be able to filter their searches based on their willingness to pay for a particular service, the reviewer's rating, and on how quickly they want to get the service.

Our goal is to eliminate an oligopolistic system where a few large tech companies hold a strong majority of the AI industry, and we hope to be significantly closer to this vision in five years. If we achieve our vision, we believe GenesisAI has the potential to become one of the most valuable technologies of all time.

Initially our platform will primarily enable investors and traders to get more insights about markets using our AI powered products and services.

In addition to these services, our platform will broaden to enable the AI interoperability and marketplace services described above in any market sector. For example, a hotel could use an AI provider's AI to request a summary of customer behavior depending on different variables and recommendations to increase the customer base. The hotel's AI provider could in turn use another AI provider's AI to use a service that uses pattern recognition to recognize the hotel's customer behavior and customer pain points. After receiving the output from the second provider, the first provider could use the input to provide data-rich models of customer behavior and strategies for increasing customer capture and retention.

Our web platform is the beta stage of development and have agreements with over 20 AI supply-side firms who wish to place their technology offerings on our marketplace. We plan to generate revenues through the collection of a percentage of the transaction proceeds for transactions performed through our web platform. We expect that our web platform transaction fee will initially be 30%. We believe that this transaction fee is substantially lower than the marketing costs that our platform users would expect to spend in generating the same transaction volume.

History of the Business and/or Founders

Our founders studied computer science, economics, applied physics and computational science and engineering at Harvard, have work experience in the AI industry and in companies like Google and Bridgewater Associates, and have published multiple scientific papers and raised over $1 million in research grants.

Our expert advisors have achieved two multi-billion-dollar exits, a $310 million exit, and include a former Dean of MIT Engineering, a MIT AI/Machine Learning professor, two Harvard computer science professors, and two Harvard Business School professors.

The Company's Products and/or Services

Product / Service	Description	Current Market
GenesisAI Artificial Intelligence Platform	The GenesisAI protocol and platform enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol the GenesisAI platform will host a marketplace for AI products and services - an Amazon.com for AI services. The marketplace will connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. Initially the platform will focus on the asset management. We plan to generate revenues through the collection of a percentage of the transaction proceeds for transactions performed through our web platform. We expect that our web platform transaction fee will initially be 30%.	According to Transparency Market Research, the market for AI services is estimated to grow from approximately $230 billion to $5.5 trillion by 2027.

Competition

Our competitors include Algorithmia and SingularityNET. We are different in that our goal is to allow non-technical people to use AI products and services. Moreover, not only we are connecting buyers and sellers of AIs with each other, but our protocol also enables multiple AI products to work together seamlessly (e.g., a speech recognition program and a translation program working together to produce speech translation). We believe that these distinctions could give us a unique edge in providing potentially higher success rates and increased functionality.

Customer Base

We operate as a marketplace. On the supply side, we have over 20 agreements with AI companies and individuals who are interested in deploying their AI tool on our marketplace. On the demand side, we have individual users and companies.

Intellectual Property

We do not own any patents, trademarks or copyrights. We plan to register our web platform technology for a copyright and any other available intellectual property protections when we have finished development. All of our current and former employees and independent contractors have agreed to standard assignments of all rights to any intellectual property that was developed in the course of employment or engagement.

Governmental/Regulatory Approval and Compliance

No material regulations apply to our business.

Litigation

To the Company's knowledge, there are no existing legal suits threatened or pending against the Company. Likewise, the Company has not initiated any suits.

Other

The Company's principal address is 201 SE 2nd Ave., Miami, Florida, 33131.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Archil Cheishvili

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer (07/2018 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, Genesis AI Corporation, since July 2018. Mr. Cheishvili is responsible for setting the Company's vision and strategy, hiring and managing people, overseeing daily operations, managing finances, fundraising, overall product development, and customer acquisition.

Chief Executive Officer, Palatine Analytics, from June 2016 to November 2019. Mr. Cheishvili was responsible for setting the Company's vision and strategy, hiring and managing people, overseeing daily operations, managing finances, fundraising, overall product development, and customer acquisition. Palatine Analytics develops AI powered tools for the people analytics space.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Archil Cheishvili

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer and Director (July 2018 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, Genesis AI Corporation, since March 2018. Mr. Cheishvili is responsible for setting the Company's vision and strategy, hiring and managing people, overseeing daily operations, managing finances, fundraising, overall product development, and customer acquisition.

Chief Executive Officer, Palatine Analytics, from June 2016 to November 2019. Mr. Cheishvili was responsible for setting the Company's vision and strategy, hiring and managing people, overseeing daily operations, managing finances, fundraising, overall product development, and customer acquisition. Palatine Analytics develops AI powered tools for the people analytics space.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has one full-time employee and fourteen full-time independent contractors.

RISK FACTORS

Risks Related to the Company's Business and Industry

GenesisAI is an early-stage startup, and that comes with the typical risks of a company at this stage.

GenesisAI is an early-stage startup, which comes with the typical risks of a company at this stage. Relevant risks include unstable revenues in the initial phase of revenue creation, due to external developments in the addressed market, and new competitor entrance. This condition will limit our ability to pay dividends until we reach financial stability.

Any valuation at this stage is difficult to assess.

Any valuation at this stage is difficult to assess. The valuation cap for the offering was established by the company. Unlike listed companies that are valued publicly through market- driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We have a small team and our future success depends on the ability of the core team to recruit key personnel.

We have a small team and our future success depends on the ability of the core team to recruit key personnel to face a sustainable scaling effort. Job market conditions may affect our ability to recruit the talent we need to add new skills and competences in our company. In addition to full-time employee, GenesisAI has part-time team members who are putting a limited number of hours in GenesisAI. This might hinder our ability to grow fast.

We are dependent on general economic conditions.

We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability. The business of cloud software solutions is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from large Internet companies, any of which might launch or launched its own cloud-based business communications services or acquire other cloud-based business communications companies in the future.

Our ability to succeed depends on how successful we will be in our fundraising effort.

Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

Voting control will be given to a small number of shareholders.

Investors in the Company will have only a minority of voting rights in corporate matters requiring shareholder approval, including the election of directors, major changes to our company governance documents, expanding employee option pools, or actions including mergers, consolidation, asset sales and other major actions requiring stockholder approval. Some of our larger shareholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the Company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

Future fundraising may affect the rights of investors.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

There is no current market for our stock.

There is no current market for our stock. There is no formal marketplace for the resale of our stock. The shares may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since we have not established a trading forum for our stock, there will be no easy way to know what the Common Stock is "worth" at any time.

The Company may never receive a future equity financing or elect to repurchase or convert its securities upon such future financing.

The Company may never receive a future equity financing or elect to convert its convertible securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of its convertible securities nor a liquidity event occurs, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions. In addition, the Company may, subject to certain limitations as defined under its convertible securities, repurchase or convert the securities as provided for by the securities' instruments.

Our future success depends on the efforts of a small management team.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business.

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. There is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business.

The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced cloud software solutions products and services that provide higher levels of performance and reliability at lower cost. If we are unable to develop new services that address our customers' needs, to deliver our applications in one seamless integrated product offering that addresses our customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive.

Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results.

Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

Inability to protect our proprietary technology would disrupt our business.

Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. Although we operate and promote an open-source environment, we have secrets that require us to protect certain software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. Any intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

Third parties might infringe upon our technology.

Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

Third parties may claim that our services infringe upon their intellectual property rights.

Third parties may claim that our services infringe upon their intellectual property rights. Third parties may assert that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them and subject us to expensive and disruptive litigation. In addition, we incorporate licensed third-party technology in some of our products and services. In these license agreements, the licensors have agreed to indemnify us with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right so long as we have not made changes to the licensed software. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims and lawsuits, even if not meritorious, could be expensive and time consuming to defend; divert management's attention and resources; require us to redesign our products, if feasible; require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies; and/or may materially disrupt the conduct of our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The market size for AI services may be smaller than we have estimated.

The public data regarding the market for AI services may be incomplete. Therefore some of our estimates and judgments are based on various sources which we have not independently verified and which potentially include outdated information, or information that may not be precise or correct, potentially rendering the market size for AI services smaller than we have estimated, which may reduce our potential and ability to increase revenue. Although we have not independently verified the data obtained from these sources, we believe that such data provide the best available information relating to the present market for AI services, and we often use such data for our business and planning purposes.

Short sellers of our stock have been, and may in the future be, manipulative and may drive down the market price of our common stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is therefore in the short seller's interest for the price of the stock to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the stock short. Issuers whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. Efforts by such short seller or by other short sellers, whether or not they identify themselves as such, may cause precipitating decline in the market price of our common stock, and no assurances can be made that any such effect would be temporary or insignificant.

We depend on a limited number of suppliers. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the market.

We depend on a limited number of third-party suppliers who interested in deploying their AI tool on our marketplace. Most of our agreements with suppliers are not long term rather they are for around a year length. The termination of our relationships or an adverse change in the terms of these arrangements could have a negative impact on our business. Our suppliers' failure to perform satisfactorily or handle increased orders or the loss of our existing suppliers, especially our key suppliers, could cause us to lose sales, incur additional costs and/or expose us to other issues. In turn, this could cause us to lose credibility in the market and damage our relationships with our users, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business, financial condition or results of operations could be negatively impacted.

Our business may face risks of fee non-payment, users may seek to renegotiate existing fees and contract arrangements, and users may not accept price increases, which could result in loss of users, fee write-offs, reduced revenues and decreased profitability.

In some cases, our business may be engaged by users who are experiencing or anticipate experiencing financial distress or are facing complex challenges, are engaged in litigation or regulatory or judicial proceedings, or are facing foreclosure of collateral or liquidation of assets. This may be true in light of general economic conditions; lingering effects of past economic slowdowns or recession caused by the novel coronavirus; or business- or operations-specific reasons. Such users may not have sufficient funds to continue operations or to pay for our services. With respect to bankruptcy cases, bankruptcy courts have the discretion to require us to return all, or a portion of, our fees.

We may receive requests to discount our fees for our services and to agree to contract terms relative to the scope of services and other terms that may limit the size of an engagement or our ability to pass through costs. We consider these requests on a case-by-case basis. We may routinely receive these types of requests and expect this to continue in the future. In addition, our users and prospective users may not accept rate increases that we put into effect or plan to implement in the future. Fee discounts, pressure not to increase or even decrease our rates, and less advantageous contract terms could result in the loss of users, lower revenues and operating income, higher costs and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on our results of operations. There is no assurance that significant user engagements will be renewed or replaced in a timely manner or at all, or that they will generate the same volume of work or revenues or be as profitable as past engagements.

Computer malware, viruses, hacking, phishing attacks and spamming that could result in security and privacy breaches and interruption in service could harm our business and our customers.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, computer hacking and phishing attacks against online networking platforms have become more prevalent and may occur on our systems in the future. Any attempts by hackers to disrupt our website service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation or brand. Efforts to prevent hackers from entering our systems are expensive to implement and may limit the functionality of our services. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products and services and technical infrastructure may harm our reputation, brand and our ability to attract users. Any significant disruption to our platform or internal computer systems could result in a loss of users and could adversely affect our business and results of operations.

We may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our platform is unavailable when users attempt to access it or it does not load as quickly as they expect, users may seek other services.

Our platform is highly technical and complex and may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our code may only be discovered after the code has been deployed. Any errors, bugs or vulnerabilities discovered in our code after deployment, inability to identify the cause or causes of performance problems within an acceptable period of time or difficultly maintaining and improving the performance of our platform, particularly during peak usage times, could result in damage to our reputation or brand, loss of revenues, or liability for damages, any of which could adversely affect our business and financial results.

We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We may be unable to generate significant revenues and may never become profitable.

We generated $0 and $0 in revenue for the years ended December 31, 2020 and 2019, respectively, and do not currently have any recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

If we fail to maintain proper and effective internal and disclosure controls, our ability to produce accurate financial statements and other disclosures on a timely basis could be impaired.

We may err in the design or operation of our controls. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

We may in the future discover areas of our internal controls over financial reporting that need improvement. If additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. In addition, the market price of our stock price could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources and could lead to substantial additional costs for accounting and legal fees.

We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. If we are not able to conclude that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion that our internal controls over financial reporting are effective investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price, and we could be subject to sanctions or investigations by SEC or other regulatory authorities. Failure to remediate any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems, could also restrict our future access to the capital markets.

We have broad discretion over the use of proceeds from securities offerings.

The Company's management will have broad discretion with respect to the application of net proceeds received by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Company's other issued and outstanding securities from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation's business or cause the price of the Corporation's issued and outstanding securities to decline.

We could be adversely affected if we are unable to renegotiate equity agreements our employees and advisors. In addition, we may be adversely affected by negotiations if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge users, which may affect our operating results.

Our negotiations regarding equity agreements with our employees and advisors are not always in line with our business plan. Consequently, the results of the negotiations would adversely affect us. Additionally, we might not be able to pass on cost increases due to the renegotiation of equity agreements to the fees we charge our users, and this could have a material adverse effect on our business.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,474,889 as of April 30, 2021
Voting Rights	Common Stockholders are entitled to one vote per share of common stock to elect one director. There is no cumulative voting.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify other securities issued pursuant to Regulation CF	N/A

Type of security	Common Stock Options under 2018 Stock Incentive plan
Amount outstanding	13,830 as of April 30, 2021
Voting Rights	Once the Common Stock Options are exercised, the Common Stockholders will be entitled to one vote per share of common stock to elect one director. There is no cumulative voting.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify other securities issued pursuant to Regulation CF	N/A

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$217,875
Voting Rights	N/A
Anti-Dilution Rights	Upon the occurrence of certain equity financings, SAFE holders will be entitled to preferred stock equal to the SAFE's purchase price divided by the price per share of the preferred stock or the SAFE price, as provided under each SAFE. Upon a change of control or an initial firm commitment underwritten public offering of common stock, SAFE holders may automatically receive common stock shares equal to the SAFE's purchase price divided by the liquidity price as defined by the SAFE. Upon a liquidation, dissolution or winding up of the Company before a SAFE expires or terminates, each SAFE's purchase price will be returned to the SAFE holder before any remaining assets are distributed to the shareholders. SAFEs will convert to the price-per-share paid in an equity
How this Security may limit, dilute or qualify other securities issued pursuant to Regulation CF	Please see above.

Type of security	SAFE
Amount outstanding	$625,390
Voting Rights	N/A
Anti-Dilution Rights	Upon the occurrence of certain equity financings, SAFE holders will be entitled to preferred stock equal to the SAFE's purchase price divided by the price per share of the preferred stock or the SAFE price, as provided under each SAFE. Upon a changes of control or an initial firm commitment underwritten public offering of common stock, SAFE holders may automatically receive common stock shares equal to the SAFE's purchase price divided by the liquidity price as defined by the SAFE. Upon a liquidation, dissolution or winding up of the Company before a SAFE expires or terminates, each SAFE's purchase price will be returned to the SAFE holder before any remaining assets are distributed to the shareholders. SAFEs will convert to the price-per-share paid in an equity
How this Security may limit, dilute or qualify other securities issued pursuant to Regulation CF	Please see above.

On May 21, 2020, the Company received a Paycheck Protection Program loan of $20,832 bearing interest of 1%. Principal and interest must be repaid on a monthly basis for the 2-year term of the loan. The Company may apply for loan forgiveness beginning seven weeks after the date of the loan.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$5,250	Technology, business development, operations & general.	08/2018	Rule 506(b)
SAFE	$2,625	Technology, business development, operations & general.	08/2018	Rule 506(b)
SAFE	$50,000	Technology, business development, operations & general.	08/2018	Rule 506(b)
SAFE	$10,000	Technology, business development, operations & general.	08/2018	Rule 506(b)
SAFE	$35,000	Technology, business development, operations & general.	09/2018	Rule 506(b)
Common Stock	$40,000	Technology, business development, operations & general.	03/2019	Rule 506(b)
Common Stock	$25,000	Technology, business development, operations & general.	05/2019	Rule 506(b)
SAFE	$50,000	Technology, business development, operations & general.	09/2019	Rule 506(b)

SAFE	$10,000	Technology, business development, operations & general.	10/2019	Rule 506(b)
SAFE	$25,000	Technology, business development, operations & general.	10/2019	Rule 506(b)
SAFE	$30,000	Technology, business development, operations & general.	09/2019	Rule 506(b)
SAFE	$625,390	Technology, business development, operations & general.	03/2020	Section 4(a)(6)
Common Stock	$1,314,075	Technology, business development, operations & general.	03/2021	Section 4(a)(6) and Rule 506(c)

Ownership

A majority of the Company (61.1%) is owned by Archil Cheishvili.

Listed below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own, as of April 30, 2021.

Name	Percentage Owned
Archil Cheishvili	61.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have not yet generated any income. Our average monthly burn in the last 5 months has been around $95,000. With our past offerings and ongoing offering on Netcapital, we plan to allocate more resources towards product development, as well as to business development. We hope that these activities will help us to reach number of users and technical development targets. We currently have approximately $750,000 in our bank accounts. We hope to continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise sufficient funding with this offering. In 2019, we incurred $183,454 in losses, and in 2020 losses were equal to $724,839. Since our inception, we have raised approximately $2,222,000. This includes approximately $625,390 raised through the Reg CF offering and $359,712 raised through the concurrent Reg CF and Reg D offerings in 2020. Our last funding round had a valuation cap of $12.5 million. In addition, we are currently conducting another capital raise at a $49 million pre-money valuation. We paid $80,000 between 05/31/2018 and 05/31/2019, $36,000 between 06//01/2019 and 11/11/2019, and to Palatine Analytics Corporation for certain Chief Executive Officer (CEO) services from Archil Cheishvili, who was employed at Palatine Analytics Corporation during that period.

Liquidity and Capital Resources

For the period disclosed (December 31, 2019, thru December 31, 2020), the following capital was raised by the Company:

- March, 2020:   Regulation CF offering which raised $625,390
- December, 2020: Concurrent Regulation CF and Regulation D offerings which raised $359,712

As of December 31, 2020, we had cash and cash equivalents of $178,279, accounts receivable of $0 and amounts due from related parties of $0.   Our total assets were $245,279 as of December 31, 2020.

Capital Expenditures and Other Obligations

The Company does not currently have plans to make significant capital expenditures. The Company will continually assess whether such expenditures are warranted.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Promissory Note

Related Person/Entity	Archil Cheishvili
Relationship to the Company	Chief Executive Officer
Total amount of money involved	$65,000
Benefits or compensation received by related person	$65,000
Benefits or compensation received by Company	2% interest payment
Description of the transaction	The Company made an overpayment to Archil Cheishvili of $65,000 in 2020, and both parties did not have knowledge of such overpayment until on or around April 2, 2021, the date of the promissory note, and wished to rectify such overpayment in accordance with the terms of this promissory note.

Officer Compensation

Related Person/Entity	Archil Cheishvili
Relationship to the Company	Chief Executive Officer
Total amount of money involved	Base salary of $200,000 for 2020 and $350,000 for the year 2021; bonus award ranging from 0 to $70,000 for 2020 and ranging from 0 to $2,900,000 for 2021
Benefits or compensation received by related person	Base salary of $200,000 for 2020 and $350,000 for the year 2021; bonus award ranging from 0 to $70,000 for 2020 and ranging from 0 to $2,900,000 for 2021
Benefits or compensation received by Company	Employee and Executive Officer Services
Description of the transaction	Employment Agreement between the Company and Chief Executive Officer.

Officer Compensation

Related Person/Entity	Archil Cheishvili
Relationship to the Company	Chief Executive Officer owns equity in related party
Total amount of money involved	$116,000
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	Chief Executive Officer owns equity in related party.

Conflicts of Interest

The Company has not engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Archil Cheishvili
(Signature)

Archil Cheishvili
(Name)

President, Chief Executive Officer and Director
(Title)

April 30, 2021
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Archil Cheishvili
(Signature)

Archil Cheishvili
(Name)

President, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Sole Director
(Title)

April 30, 2021
(Date)

I, Archil Cheishvili, being a founder of GenesisAI Corporation, a Corporation (the "Company"), and the Chief Executive Officer, hereby certify as of this date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019 and 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   any tax return information in the Financial Statements reflects accurately the information that would be report in such tax returns.

/s/Archil Cheishvili
(Signature)

Archil Cheishvili
(Name)

Chief Executive Officer
(Title)

April 30, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

Balance Sheets

	Dec 31, 2020	Dec 31, 2019
ASSETS		
Current Assets:		
Cash & cash equivalents Due	$ 178,279	$ 29,694
from shareholders	67,000	-
Accounts receivable	-	15,500
Total Current Assets	245,279	45,194
Total Assets	$ 245,279	$ 45,194
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable Payroll	$ -	$ 5,000
tax payables	190	2,564
PPP Loan	20,832	-
Total Liabilities	21,022	7,564
Stockholders' equity:		
Common stock (4,131,954 and 4,010,230 shares issued and outstanding @ $0.0001 as of 12/31/2020 and 12/31/2019, respectively)	413	401
Stockholder subscription	(340)	(340)
Additional paid-in capital	351,003	64,939
SAFE - Additional paid-in capital	843,265	217,875
Accumulated deficit	(970,084)	(245,245)
Total stockholders' equity	224,257	37,630
Total liabilities and stockholders' equity	245,279	45,194

GENESISAI CORPORATION

Financial Statements For the

Fiscal Years Ended

December 31, 2020 and December 31, 2019

Income Statement

	2020	2019
Revenue	$ -	$ -
Expenses:		
Marketing & advertising	326,787	
Contractors	57,220	-
Payroll, incl. all payroll taxes	195,351	143,950
Accounting & legal fees	62,445	8,360
Software & services	23,975	882
Business travel expenses	38,338	8,745
Business meals	6,188	2,839
Business entertainment	-	2,000
Local/ ground business related transportation costs	6,700	4,000
Professional associations/ business education	5,177	182
Supplies	-	3,074
Bank fees	759	395
Other	1,899	9,027
Total Operating expenses	724,839	183,454
Total Operating Loss	$ (724,839)	$ (183,454)
Tax provision		
Net income (loss)	$ (724,839)	$ (183,454)

The Company's net loss per share in 2020 is $(0.18)

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

Statements of Stockholders' Equity

	Common Stock						
	Shares	**At Par**	**Additional Paid-In Capital**	**SAFE-APIC**	**Shareholder Subscription**	**Accumulated Deficit**	**Total Stockholders' Equity**
Balance as of December 31,2018	3,400,000	$ 340	$	$ 102,875	$ (340)	$ (61,790)	$ 41,085
Issuance of common stock	610,230	61	64,939				65,000
SAFE issuance				115,000			115,000
Net Income (Loss)						(183,454)	(183,454)
Balance as of December 31,2019	4,010,230	$ 401	$ 64,939	$ 217,875	$ (340)	$ (245,245)	$ 37,630
Issuance of common stock	121,724	12	286,064				286,076
SAFE issuance				625,390			625,390
Net Income (Loss)						(724,839)	(724,839)
Balance as of December 31,2020	4,131,954	$ 413	$ 351,015	$ 843,265	$ (340)	$ (970,084)	$ 224,257

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

Statements of Cash Flows

	2020	2019
Cash flows from operations		
Net loss	$ **(724,839)**	$ **(183,454)**
Adjustments to reconcile net loss to net cash used in operating activities		
Increase/Decrease in Accounts Receivable	10,500	(15,500)
Increase/Decrease in Shareholder Loans	(67,000)	
Increase/Decrease in Accounts Payable		(24,417)
Increase/Decrease in tax payable	(2,373)	2,564
Net cash provided by Operating Activities	$ **(726,266)**	**(220,807)**
Cash flows from financing activities		
Proceeds from the issuance of SAFEs	625,390	115,000
Proceeds from the issuance of Common Stock	286,076	65,000
Proceeds from financing activities	20,832	
Net cash provided from financing activities	**932,298**	**180,000**
Net increase (decrease) in cash and cash equivalents	**148,585**	**(40,807)**
Beginning of year - Cash	29,694	70,501
End of year - Cash	$ 178,279	$ 29,694